Exhibit 21.1

SUBSIDIARIES OF MGT CAPITAL INVESTMENTS, INC.

Name of subsidiary	Jurisdiction of organization
MGT Cybersecurity, Inc.	Delaware, USA

MGT Gaming, Inc.	Delaware, USA

Medicsight, Inc.	Delaware, USA

MGT Studios, Inc. (f/k/a MGT Capital Solutions, Inc.) and subsidiary:	Delaware, USA

– M2P Americas, Inc.	Delaware, USA

MGT Interactive, LLC	Delaware, USA

MGT Sports, Inc.	Delaware, USA